SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

                                   SCHEDULE TO

                                 (RULE 14D-100)

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 1

                              Chic by H.I.S., Inc.
                       (Name of Subject Company (Issuer))

                        NewBridge Capital, Inc. (Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

                          Common Stock, par value $.01
                          Title of Class of Securities

                                    167113109
                      (CUSIP Number of Class of Securities)

Fred G. Luke, 4695 MacArthur Ct., Ste. 530 Newport Beach, CA 92660 (949)833-2094
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                              Richard O. Weed, Esq.
                                 Weed & Co. L.P.
                          4695 MacArthur Ct., Ste. 530
                             Newport Beach, CA 92660
                                 (949) 475-9086

                            CALCULATION OF FILING FEE


  Transaction Valuation (1)                                 Amount of Filing Fee
         $2,550,000                                                 $510
---------------------------------------- ---------------------------------------
(1) Estimated for purposes of calculating the amount of the filing fee only. Calculated in accordance with Rule 0-11(5)(d) under the Securities Exchange Act of 1934, whereas the fee equals 1/50 of one percent of the market value of the securities offered by the Bidder.

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[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by the registration statement number, or the form or schedule or date of its filing.

Amount Previously Paid: $510
Form or Registration No.: Schedule TO-T SEC File No. 5-44615
Filing Party: NewBridge Capital, Inc.
Date Filed: May 4, 2000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.



Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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ITEM 1. SUMMARY TERM SHEET

     NewBridge Capital, Inc., a Nevada corporation ("NewBridge") seeks to acquire 51% of the outstanding capital stock of Chic by H.I.S., Inc., a Delaware corporation, ("JNSC") by exchanging 1 share of NewBridge common stock for every 12 shares of JNSC common stock.

     NewBridge is concurrently filing a registration statement on Form S-4 with the Securities and Exchange Commission.

     The offer will remain open for 30 days following the date the Securities and Exchange Commission declares the Form S-4 registration statement effective.

     American Stock Transfer and Trust Company will act as depository for the transaction.

ITEM 2. SUBJECT COMPANY INFORMATION

     (a) The name of the subject company is Chic by H.I.S., Inc., a Delaware corporation, ("JNSC") and the address of its principal executive offices is 1372 Broadway, New York, NY 10018.

     (b) The class of securities to which this statement relates is the common stock, $.01 par value (the "Shares"), of JNSC. Based on JNSC's Form 10-KSB, filed for the year ended November 6, 1999, the number of shares outstanding of JNSC common stock is 9,870,793. NewBridge Capital, Inc. ("NewBridge") seeks to acquire 5,034,105 shares (51%) of JNSC in exchange for up to 1,000,000 shares of NewBridge common stock. NewBridge is offering holders of JNSC common stock 1 share of NewBridge common stock in exchange for 12 shares of JNSC.

     (c) JNSC's shares are currently listed and traded on the OTC Pink Sheets under the symbol "JNSC." The following table sets forth, for the quarters indicated, the high and low sales price as reported on the Nasdaq for the shares based on the company's Annual Report on Form 10-K for the year ended November 6, 1999 and November 6, 1999.

Price Range Of Common Stock:

                              1998                          1999
                    ------------------------------------------------------------
                         High       Low                High       Low
                    ------------------------------------------------------------
First Quarter           $ 8      $ 6 3/8            $ 4 9/16     $ 3
Second Quarter            9 3/8    7 1/8                3 1/2      2 3/8
Third Quarter             9 1/4    5 7/8                3 1/4      2
Fourth Quarter            6        2 5/8                2 7/16       3/4


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     (d) Following reasonable inquiry, it appears that JNSC has not paid any dividends on its common stock in the last two years. The ability of JNSC to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. Furthermore, following reasonable inquiry, it appears that JNSC's loan agreements contain limitations on JNSC's ability to pay dividends.

     (e) Not applicable.

     (f) None.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     The name and address of the person filing this statement is NewBridge Capital, Inc., a Nevada corporation, ("NewBridge") (formerly Scientific NRG, Incorporated), 4695 MacArthur Court, Suite 530, Newport Beach, California 92660.

    NewBridge's plan of operation includes identifying operating companies and real property for acquisition. This new business plan focuses on making acquisitions of or investments in what management considers to be businesses which present the greatest opportunities for growth and increased shareholder value. NewBridge will seek to expand these businesses and provide financial and management services to such businesses.

     NewBridge has not, in the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION

        NewBridge seeks to acquire 51% of the outstanding capital stock of JNSC.

        (i)     Based on JNSC's Form 10-KSB, filed for the year ended
                November 6, 1999, the number of shares outstanding of JNSC common stock is 9,870,793. NewBridge seeks to acquire 5,034,105 shares (51%) of JNSC in exchange for up to 1,000,000 shares of NewBridge common stock.
        (ii) NewBridge is offering holders of JNSC common stock 1 share of NewBridge common stock in exchange for 12 shares of JNSC.
        (iii)   The offer will expire thirty (30) days following the effective date of NewBridge's registration statement on Form S-4.
        (iv)    A subsequent offering period is not contemplate at this time.
        (v) NewBridge reserves the right to extend the offer by providing written notice to all JNSC common stockholders.
        (vi) JNSC security holders may withdraw securities tendered in the offer until 30 days following the effective date of NewBridge's registration statement on Form S-4.

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        (vii)   The Depository for the offer is American Stock Transfer and
                Trust Company, 40 Wall Street, 46th Floor, New York, NY 10005. A Letter of Transmittal will be supplied to each JNSC security holder that sets forth in detail the procedures for tendering and withdrawing securities.
        (viii)  See (vii) above.
        (ix) In the event that the offer is oversubscribed, NewBridge intends to accept securities on a pro rata basis.
        (x) There are no material differences between the rights of security holders under Delaware law and Nevada law.
        (xi) In all likelihood the transaction will be accounted for as a reverse merger.
        (xii) NewBridge is not aware of any adverse federal income tax consequences of the transaction.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) To the best of NewBridge's knowledge, there have been no transactions with JNSC required to be set forth in this Item.

     (b) NewBridge, acting through counsel, has attempted to arrange a personal meeting with the CEO of JNSC, Mr. Daniel Rubin. Mr. Rubin has refused and continues to refuse to meet with NewBridge or its representatives to discuss JNSC's business. NewBridge, acting through counsel, has attempted to contact Amster & Co and Arnold M. Amster, a greater than 10% sharesholder and a director, respectively of JNSC. NewBridge, acting through counsel, has inquired of JNSC whether or not it intends to get current with its SEC reports. JNSC has rebuffed each overture by NewBridge.

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS

     (a) NewBridge considers JNSC to be undervalued by the public market. NewBridge plans to impose better financial and management controls and to increase the quality and quantity of JNSC's earnings.

     (b) NewBridge intends to retain indefinitely the securities acquired in this transaction.

     (c) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The consideration for the purchase of the maximum number of securities for which the tender offer is being made is 1,000,000 shares of NewBridge common stock, with one (1) share of NewBridge offered in exchange for twelve (12) shares of JNSC common stock.

     (b) No part of such consideration is or is expected to be, directly or indirectly, borrowed for the purpose of the tender offer.

     (c) Not applicable

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

     (a) None

     (b) None

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED, OR USED

     No persons have been retained or to be compensated by NewBridge, or by any person on NewBridge's behalf, to make solicitations or recommendations in connection with the tender offer.

ITEM 10. FINANCIAL STATEMENTS

     The financial statements of NewBridge are set forth in NewBridge's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999, and NewBridge's Quarterly reports on Form 10-QSB for the quarters ended September 30, 1999 and December 31, 1999, which reports have been filed by NewBridge with the Securities and Exchange Commission ("SEC") and are incorporated here by reference. Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accesses through an Internet Web Site maintained by the SEC at http://www.sec.gov.

ITEM 11. ADDITIONAL INFORMATION

     (a) None

     (b) NewBridge is not aware of any approval or other action by any federal, state or foreign governmental or administrative agency that would be required for the acquisition of the Shares by NewBridge. Should any approval or other action be required, it is presently contemplated that such approval or action would be sought.

     (c)-(f) None

ITEM 12. EXHIBITS

     12.1 Press Release dated May 2, 2000.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                         /s/ Fred G. Luke
                                             Fred G. Luke, President

June 22, 2000